                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 Schedule 13G
                                (Rule 13d-102)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b) AND (c) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
                               (Amendment No. 2)*


                              COLDWATER CREEK INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
-------------------------------------------------------------------------------
                          (Title of Class of Securities)


                                   193068 10 3
-------------------------------------------------------------------------------
                                  (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           (Continued on following pages)


                                  Page 1 of 6 Pages

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------------------------                                -----------------------
 CUSIP NO.  193068 10 3              13G                   Page 2 of 6 Pages
------------------------                                -----------------------

-------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS
       I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
             Elizabeth Ann Pence
             Tax ID Number:
-------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       NOT APPLICABLE                                     (a)  / /   (b)  / /
-------------------------------------------------------------------------------
  3    SEC USE ONLY

-------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION
             USA
-------------------------------------------------------------------------------
      NUMBER OF        5    SOLE VOTING POWER
       SHARES               3,493,284 (See Item 4)
     BENEFICIALLY
    OWNED BY EACH     ---------------------------------------------------------
      REPORTING        6    SHARED VOTING POWER
       PERSON               0
        WITH
                      ---------------------------------------------------------
                       7    SOLE DISPOSITIVE POWER
                            3,493,284 (See Item 4)

                      ---------------------------------------------------------
                       8    SHARED DISPOSITIVE POWER
                            0

-------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON                                  3,493,284 (See Item 4)
-------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
       EXCLUDES CERTAIN SHARES*                                          / /
-------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                   33.65%
-------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*
                                                                   IN
-------------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                              Page 3 of 6 Pages

ITEM 1(a).   NAME OF ISSUER:
             ---------------

             Coldwater Creek Inc.

ITEM 1(b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
             ------------------------------------------------

             One Coldwater Creek Drive
             Sandpoint, Idaho 83864

ITEM 2(a).   NAME OF PERSON FILING:
             ----------------------

             Elizabeth Ann Pence

ITEM 2(b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:
             -------------------------------------------------------------

             Elizabeth Ann Pence
             c/o Coldwater Creek Inc.
             One Coldwater Creek Drive
             Sandpoint, Idaho 83864

ITEM 2(c).   CITIZENSHIP:
             ------------

             USA

ITEM 2(d).   TITLE OF CLASS OF SECURITIES:
             -----------------------------

             Common Stock

ITEM 2(e).   CUSIP NUMBER:
             -------------

             Not Applicable

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

                    Not Applicable

                                                              Page 4 of 6 Pages

ITEM 4.   OWNERSHIP:
          ----------

          The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 1998:

               (a)  Amount beneficially owned:   3,493,284(1)
                    -------------------------

               (b)  Percent of Class:   33.65%
                    ----------------

               (c)  Number of shares as to which such person has:
                    --------------------------------------------

                        (i)   Sole power to vote or to direct the vote:
                              ----------------------------------------
                              3,493,284(1)

                        (ii)  Shared power to vote or to direct the vote:
                              ------------------------------------------
                              0

                        (iii) Sole power to dispose or to direct the disposition
                              --------------------------------------------------
                              of:
                              --
                              3,493,284(1)

                        (iv)  Shared power to dispose or to direct the
                              ----------------------------------------
                              disposition of:   0
                              --------------

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
          ---------------------------------------------

          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
          ----------------------------------------------------------------
          Not Applicable

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
          ------------------------------------------------------------------
          THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
          -------------------------------------------------------------

          Not applicable.

-----------------------
(1) Includes 99,537 shares held by a Charitable Lead Annuity Trust in the name of "Elizabeth Ann Pence, Lead Annuity Trust" of which the Reporting Person is the Trustee; excludes 258,550 shares held by The AspenWood Supporting Foundation of which the Reporting Person disclaims beneficial ownership.

                                                              Page 5 of 6 Pages

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
          ----------------------------------------------------------

          Not applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP:
          -------------------------------

          Not applicable

ITEM 10.  CERTIFICATION:
          --------------

          Not applicable

                                                             Page 6 of 6 Pages

                                  SIGNATURES
                                  ----------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Dated:  February 16, 1999



                                            /s/ ELIZABETH ANN PENCE
                                            -----------------------------------
                                            Elizabeth Ann Pence
                                            Chairman of the Board of Directors,
                                            Creative Director and Director